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                              June 5, 2023

       R. Maxwell Smeal
       Chief Financial Officer
       Cohen Circle Acquisition Corp. I
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: Cohen Circle
Acquisition Corp. I
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted May 23,
2023
                                                            CIK No. 0001894176

       Dear R. Maxwell Smeal:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted May 23, 2023

       Risk Factors
       We may not be able to complete an initial business combination with a U.S. target company..., page 51

   1. We note your response to prior comment two. Please disclose definitively whether your sponsor is, is
controlled by, or has substantial ties with a non-U.S. person. We note your disclosure that "in the
event that [you] or our Sponsor are deemed to have" substantial ties with non-U.S. persons,
you may become considered a    foreign person    under regulations
                                                        administered by CFIUS
s regulations. Also, we note your disclosure that, if you cannot complete your initial
business combination within the completion window because your initial business
combination is ultimately prohibited by CFIUS or another
 R. Maxwell Smeal
Cohen Circle Acquisition Corp. I
June 5, 2023
Page 2
      U.S. government entity, you may be required to liquidate. Please revise your risk factor to disclose the consequences of liquidation to investors.
       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Mitchell Austin,
Staff Attorney, at (202) 551-3574 with any questions.



                                                           Sincerely,
FirstName LastNameR. Maxwell Smeal
                                                           Division of
Corporation Finance
Comapany NameCohen Circle Acquisition Corp. I
                                                           Office of Energy &
Transportation
June 5, 2023 Page 2
cc:       Mark E. Rosenstein
FirstName LastName